

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2011

Ricardo Rosales
Chief Executive Officer
Virolab, Inc.
(f/k/a Accelerated Acquisition X, Inc.)
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Virolab, Inc.**
> **(f/k/a Accelerated Acquisition X, Inc.)**
> **Form 8-K/A**
> **Filed March 18, 2011**
> **File No. 000-54059**

Dear Dr. Rosales:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to Item 101(h)(4)(ix), please discuss the effect of existing or probable governmental regulations on your business in the Summary and Business sections, including a discussion of U.S. and Mexican laws applicable to vaccines and blood tests.

Item 5.06 Change in Shell Company Status, page 3

2. Please provide disclosure with respect to all material relationships that existed between Accelerated Acquisition X and its affiliates, on the one hand, and Virolab S de RL de CV and its affiliates, on the other hand, prior to the time of the Share Purchase Agreement. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction

and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

3.   Please provide disclosure regarding the transaction with Virolab S de RL de CV pursuant to Item 2.01 in your amendment.

4.   We note your disclosure that you were a shell company. Please prominently disclose that your outstanding securities may only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your filing, including in your risk factors, to account for the implications of being designated a shell company.

Our Business, page 4

5.   We note that some of your language is overly technical. Please replace technical language and jargon with language that can be understood by investors who are not familiar with your industry. Also, please provide an explanation of the following terms where you first use them.

- "immunological diagnostic testing"
- "curative vaccine"
- "immune reactive test"
- "oncogenic human papillomavirus"
- "therapeutic vaccine"
- "ELISA procedure"

6.   We note your disclosure of industry and market statistics and information. Please revise your disclosure to attribute the statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

7.   Given the early stages of development of your product candidate, it is not appropriate to state or imply that your product candidate is or will be more effective than other therapies. Please revise the following statements:

- Page 5: "The technology developed is first curative vaccine for pre-cancerous and cancerous lesions of the Cervix…"
- Page 5: "Patients from around the world, including the U.S., have already been successfully treated."

- Page 7: "A distinctive advantage of MEL-1 is that it eliminates HPV from the patient, whether female or male. This means for the first time HPV can be cleared from both women and men and the spread of the virus can be stopped. This makes it possible to eliminate one of the leading causes of women's death in the world."
- Page 9: "Regardless of whether the preventive vaccine actually works and those 12.5 million women might be spared of HPV infection, and thus of the cervical cancer, the only scientific cure for the other women at risk is the company's MEL-1- vaccine."
- Page 9: "We should note that while most of these companies are working on preventative vaccines, our product is used as a treatment and cure for pre-cancerous and cancerous lesions, as well as eliminating HPV."

8. We note that the Share Purchase Agreement with Virolab S de RL de CV is dated February 27, 2011. Please revise your disclosure on page 4 that the Share Purchase Agreement was entered into on February 22, 2011.

9. You disclose that, as a result of the purchase of 22,350,000 shares by Virolab S de RL de CV and the cancellation of shares by Accelerated Venture Partners LLC, Virolab S de RL de CV owned approximately 94% of the company's issued and outstanding shares, and Accelerated Venture Partners owned approximately 6%. Please account for the immediate exercise by Accelerated Venture Partners of an option to purchase 1,500,000 shares under the consulting services agreement entered into on February 27, 2011, the same date as the Share Purchase Agreement.

10. You disclose on page 5 that the company has an agreement with a clinic in the City of Tijuana that will administer the therapy to overseas patients coming to Mexico to get treatment. Please disclose the material terms of this agreement and file the agreement as an exhibit.

Clinical Protocols, page 7

11. Please prominently disclose throughout your filing that all of your clinical trials have taken place in Mexico and that your HPV vaccine and HPV diagnostic test have not been approved by the US Federal Drug Administration. In addition, revise your disclosure to provide a more detailed description of the clinical protocols in Mexico for pre-clinical, Phase I, Phase II, Phase IIB, Phase III and Phase IV clinical trials. For each of your clinical trials please provide the following information:

- Who conducted the trial;
- Name of the product candidate used in the trial;
- Specific treatment(s) evaluated in the trial;
- Start and end dates for each trial;

- The specific protocols for each trial, including whether it was randomized, blinded, etc.;
- Eligibility requirements for participants in each trial;
- The number of participants in each trial, including the size of the control group;
- The number of participants that completed the trial;
- Any adverse events experienced during the trial;
- Describe the criteria for determining efficacy for each product candidate, including whether such criteria is generally used in similar trials involving HPV;
- Whether you had to obtain governmental approval prior to each trial and, if so, whether such approval was obtained;
- Where the results of each report were published and if the results or articles were peer reviewed prior to publication; and
- Names of the sites that participated in each trial.

12.   Provide more detailed disclosure regarding your HPV diagnostic test. Disclose whether you have conducted clinical trials, and if so, provide the disclosure requested in the comment directly above. Disclose whether your diagnostic test reveals the subtypes of HPV and why this would be important.

Patents, page 8

13.   Please expand your disclosure in this section to identify all your material patents, trademarks, and copyrights and the jurisdictions in which they were filed, the dates issued, the products to which they relate, and expiration dates.

Competition for the Blood Test, page 10

14.   We note your disclosure that your EDIVPH blood test is "licensed." Please provide additional disclosure regarding the applicable licensing process, including the name of the licensing body, duration of such license and requirements for obtaining such a license. In addition, please explain what benefits you receive from such licensing.

15.   Please provide some context for your discussion of the blood test methodologies described in this section. For example, describe each methodology's place in the competitive landscape for HPV blood tests.

Risk Factors, page 11

16.   Most of your risk factors on pages 10 through 17 are generic and could apply to any company. Please revise your risk factors to clearly explain how they apply to your company. Provide context that illustrate how the risks apply to you and the likelihood and magnitude of the risk.

We have a need to raise additional capital, page 12

17.   We note your disclosure that you intend to seek $10 million in funding in 2011 and 2012. Please provide specific disclosure in your Business and Management's Discussion and Analysis sections of how you plan to raise and use these funds over the next two years, including the amount of these proceeds you intend to allocate to (i) the development of each of your specific product candidates, (ii) research and development of other product candidates and (iii) working capital, capital expenditures and general corporate purposes. Please include a discussion of the impact on your business plan if you are unable to raise all of these funds. In addition, please disclose the minimum amount you think you would need to raise to execute on your business plan over the next twelve months.

18.   Please explain your reference in this risk factor to "the market for purchases of building materials and homes by commercial enterprises" and your reference in the heading of the following risk factor to your management's lack of "meaningful experience in the marketing of the Licensed building material products."

We incur costs associated with SEC reporting compliance, page 14

19.   Please explain your statement that you became "an SEC 'reporting company' in order to comply with applicable laws and regulations."

There is currently no market for our securities…, page 16

20.   Please revise this risk factor to clarify that you have not been approved for trading on the OTCBB. The OTCBB is a quotation system rather than an exchange. Please disclose whether you have contacted a market maker about applying on your behalf to have your shares quoted on the OTCBB.

We have incurred losses since inception…, page 17

21.   We note that you intend to seek commercial approval for sales of your product candidates in Mexico and Central and South America. Please add a separate risk factor that addresses all of the risks to your business related to your lack of experience in obtaining marketing approval and commercializing product candidates in these markets.

None of our human vaccine product candidates has been approved for sale…, page 17

22.   Please reconcile your statement in the heading of this risk factor that none of your human vaccine product candidates has been approved for sale with your statement in the preceding risk factor that you are able to "sell the current products at minimal cost under a Phase IV clinical protocol in Mexico" and your statement at the bottom of page 5 that the company "currently has enough inventory to treat approximately 7,000 patients, which it is allowed to sell immediately under the current protocols."

If we lose or are unable to secure collaborators or partners, page 19

23.   Please identify the partners and collaborators that you have arrangements with for the
        development, manufacture and commercialization of your product candidates. To the
        extent you have any agreements with such collaborates, please describe in your Business
        section the material terms of such arrangements. Please file any material agreements
        with your partners or collaborators as an exhibit.

We have agreements with government agencies…, page 20

24.   Please identify the government agencies that you have entered into agreements with
        related to your product candidates. Please describe the material terms of such agreements
        in your Business section. Please file any material governmental agreements as exhibits.

We and our collaborators rely on third parties to conduct our clinical trials…, page 23

25.   Please identify the contract research organizations that you, or your collaborators, rely on
        to monitor and manage your clinical programs. Please describe in your Business section
        the material terms of your arrangements with these CROs. Please file any material
        agreements with your CROs as an exhibit.

We and the contract manufacturers on whom we rely…, page 27

26.   Please identify the manufacturers that you rely on to produce your product supplies for
        your clinical trials. To the extent you have written agreements with your manufacturers,
        please describe in your Business section the material terms of such arrangements. Please
        file any material agreements with your manufacturing partners as exhibits.

We may be subject to stockholder litigation, page 28

27.   Please provide disclosure regarding "the Merger" disclosed in this risk factor. We also
        note that you only have two shareholders and they are both affiliated with your directors.
        Please clarify whether you have knowledge that one or both of this shareholders intend to
        bring an action against the company.

Risk Related to Our Intellectual Property, page 29

28.   Please revise the risks in this section to clarify that you currently do not have any U.S.
        patents. In addition, please revise this section to discuss the risks related to your
        intellectual property under Mexican law.

Management's Discussion and Analysis, page 31

29.	Refer to page four of the Licensing Agreement filed as Exhibit 10.1. Please expand MD&A to include a discussion of the material terms of the licensing agreement, including but not limited to the amount of royalty in Section 2.1, the conditions required to be met to avoid termination of the license agreement, financing required and assets contributed.

Security Ownership of Certain Beneficial Owners and Management, page 33

30.	According to your disclosure on page 4, the company issued 23,350,000 million shares of its common stock to Virolab S de RL de CV. Please add Virolab S de RL de CV to this table.

31.	Please disclose the natural person(s) who exercise voting or investment control over the shares beneficially held by Accelerated Venture Partners, LLC.

Financial Statements

32.	Refer to page 17 of the Licensing Agreement filed as Exhibit 10.1. We note that assets were contributed to the registrant in conjunction with the Licensing Agreement, such as an inventory of 7,000 treatments of the vaccine. Based on this disclosure, it appears that Virolab S de RL de CV had operations at the time of the share exchange with Accelerated Acquisition X. We also note that you have not included financial statements for Virolab S de RL de CV required pursuant to Item 9.01 of Form 8-K. Please expand the disclosure in the document to clarify the reason such financial statements for Virolab S de RL de Cv are not included, despite receiving operating assets such as the inventory of vaccine. Alternatively, revise to include audited financial statements of Virolab S de RL de CV required by Rule 8-04(b) of Regulation S-X.

33.	Refer to your Risk Factor disclosure on page 14. Please expand the notes to the financial statements and MD&A to clarify the nature of the current contract terms and business arrangements that may be subject to "future changes in our revenue recognition and/or other accounting policies and practices" due to "future interpretations or changes by the regulators".

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Delabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor at (202) 551-3268 or me, at (202) 551-3815 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director